Exhibit 99.1

EARNINGS PRESS RELEASE

MMT delivers highest ever annual Gross Bookings and Adjusted Operating Profit1 backed by robust travel demand

Full Year Gross Bookings grow by 122% YoY2 to $6.6 Billion | Adjusted Operating Profit1 at $70.3 Million, growth of 203% YoY

National, May 16, 2023 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full year ended March 31, 2023 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q4 FY2023 & Full Year FY2023

	Q4 FY23 ($ Million)	Q4 FY22 ($ Million)	YoY Change (Constant Currency)[2]	FY23 ($ Million)	FY22 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,673.9	1,012.3	80.7%	6,566.2	3,188.9	122.0%
Revenue as per IFRS	148.5	88.6	82.9%	593.0	303.9	110.3%
Adjusted Margin[1]
Air Ticketing	74.3	44.8	81.0%	280.1	155.5	94.2%
Hotels and Packages	63.5	42.3	64.2%	259.8	144.1	94.2%
Bus Ticketing	19.3	12.4	70.8%	77.3	38.3	117.2%
Others	9.0	5.7	73.5%	34.1	18.6	98.6%
Results from Operating Activities	8.0	3.4		23.6	(30.4)
Adjusted Operating Profit (Loss)[1] (also referred to as Adjusted EBIT)[3]	19.0	12.0		70.3	23.2
Profit / (Loss) for the period	5.4	(4.1)		(11.2)	(45.6)

•
Travel demand continues to be robust despite macroeconomic headwinds and Q4 being a seasonally slower quarter. Gross Bookings for Q4 FY23 grew by 80.7% YoY in constant currency2 to $1.7 billion. FY23 Gross Bookings grew by 122% YoY in constant currency2 to $6.6 billion.
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Adjusted Operating Profit1 was $19.0 million in Q4 FY23, as compared to $12.0 million in Q4 FY22. FY23 Adjusted Operating Profit1 was $70.3 million, being the highest ever in our company’s history, as compared to $23.2 million in FY22, with YoY growth of 203.0%.
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Profit for the period was $5.4 million in Q4 FY23, as compared to a loss of $4.1 million in Q4 FY22. Loss for the year has reduced significantly; loss for FY23 was $11.2 million as compared to a loss of $45.6 million in FY22, being a reduction of $34.4 million.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We witnessed robust recovery in travel demand with significant improvement in consumer sentiment during the fiscal year ended March 31, 2023. We capitalized on this trend to deliver strong results with over 120% YoY constant currency growth in Gross Bookings. Our profitability expansion has also been significant, as we delivered a YoY increase of over 200% in Adjusted Operating Profit1 for the reported fiscal year 2023. We are glad that our strategy of investing in the right areas coupled with our initiatives to optimize certain costs has helped us to preserve and strengthen our moat. We remain well positioned for the next fiscal year with a strong pipeline of product innovation to further enhance customer experience."

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.